FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

P.E.

For ...21 May 2002..

02038290

UNITED UTILITIES PLC

(Translation of registrant's name into English)

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH. D.C. 155 SECTION

UNITED UTILITIES PLC
(Registrant)

Date: 21 May 2002

BY..............................

Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES SIGNS £225 MILLION METERING

SERVICES CONTRACT WITH BRITISH GAS

United Utilities Contract Solutions, the group's non-regulated asset management business, has signed a £225 million contract for the provision of metering services with British Gas Trading Limited.

The contract is the first of its type to be placed by British Gas in the newly competitive market for meter provision and maintenance and the first of its type to be awarded in the UK. The five-year contract covers around 5 million customer meters in the North West, North Wales and North East of England, is worth up to £225 million and is due to commence in September 2002.

Under the terms of the deal, meters will be owned and rented out to British Gas by a new special purpose company set up by United Utilities and Abbey National Treasury Services PLC. All operational aspects of meter installation and maintenance will be handled by United Utilities.

Chief Executive of United Utilities, John Roberts, said:

> "We are delighted to have won this contract, which confirms United Utilities' status as a major player in the UK outsourced utility asset management market. This is the second ground-breaking outsourcing contract won by United Utilities and follows our success last year in securing the £450 million operating and maintenance contract for Welsh Water, the largest contract of its type ever awarded in the UK.
>
> United Utilities is now responsible for operating and maintaining around 8 million electricity, water and gas meters across the UK."

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	07810 157649
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

United Utilities Network Services is the UK's largest provider of multi-utility metering and connections services, and forms part of United Utilities Contract Solutions, the group's non-regulated asset management business.

United Utilities Contract Solutions combines the core skill of asset management in the regulated businesses of United Utilities with the commercial skills of its international operations, to compete for operations and maintenance outsourcing opportunities in the UK and carefully selected overseas markets.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.